Infinity Core Alternative Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

April 22, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Core Alternative Fund, File Nos.: 333-239248; 811-22923;

Form AW-Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2.

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Infinity Core Alternative Fund (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement (the “Amendment”) filed with the Securities and Exchange Commission on December 31, 2020. The Registrant is requesting the withdrawal of the Amendment because it has decided to not implement a hybrid repurchase mechanism at this time.

The Amendment has not yet been declared effective and no securities were sold pursuant to the Amendment. The Registrant intends to continue to offer shares pursuant to its current Registration Statement filed on July 29, 2020.

Sincerely,

Infinity Core Alternative Fund

/s/ Michael Peck

Michael Peck

President